VOYA GOLDENSELECT PREMIUM PLUS®
Featuring the Galaxy VIP Fund

A DEFERRED COMBINATION VARIABLE AND FIXED ANNUITY CONTRACT
issued by
Voya Insurance and Annuity Company
and its
Separate Account B

Supplement Dated December 16, 2016

This supplement updates and amends your current prospectus and subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Defined terms in this supplement shall have the same meaning given to them in your prospectus.

IMPORTANT INFORMATION ABOUT FUNDS
CLOSED TO NEW INVESTMENT

Contract owners who have contract value allocated to one or more of the subaccounts that correspond to the following funds may leave their contract value in those subaccounts, but future allocations and transfers into them are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds may be automatically allocated among the other available subaccounts according to your most recent premium allocation instructions. If your most recent allocation instructions do not include any available funds, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting Customer Service at P.O. Box 9271, Des Moines, Iowa 50306-9271, (800) 366-0066.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Columbia Asset Allocation Fund (Class 1) **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of current income and long-term capital appreciation.
Columbia Small Company Growth Fund (Class 1) **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks long term capital appreciation.
Columbia Variable Portfolio – Large Cap Growth Fund (Class 1) **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ProFund VP Bull **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses that correspond to the performance of the S&P 500®.
ProFund VP Europe 30 **Investment Adviser:** ProFund Advisors	Seeks investment results, before fees and expenses, that correspond to the performance of the ProFunds Europe 30 Index.
Voya Limited Maturity Bond Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
Voya SmallCap Opportunities Portfolio (Class S) **Investment Adviser:** Voya Investments, LLC **Subadviser:** Voya Investment Management Co. LLC	Seeks long-term capital appreciation.

IMPORTANT INFORMATION ABOUT THE COLUMBIA VP U.S. GOVERNMENT MORTGAGE FUND

Class I shares of the Columbia VP U.S. Government Mortgage Fund are no longer available for investment through the Contract. There will, consequently, be no references to this fund in future prospectus supplements.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.